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                 September 14, 2023

       Guy Oliphint
       Executive Vice President and Chief Financial Officer
       Permian Resources Corporation
       300 N. Marienfeld Street, Suite 1000
       Midland, TX 79701

                                                        Re: Permian Resources
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed September 6,
2023
                                                            File No. 333-274355

       Dear Guy Oliphint:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Chad MacDonald